Exhibit 7

Fotografía: David Cervera

Great Museum of the Mayan World

Mérida, Mexico

Juan Romero

President – CEMEX Mexico

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de

C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Economy started gaining traction in 2014

Industrial Activity

(YoY growth)

10

Construction

5 4.7%

Industrial Activity 0.8%

0

-5

-10

J F M A M J J A S O N D J F M A M J J A S O N D J

2013 2014 2015

Mexican economy well positioned to grow faster

Strong links with U.S. economy

Impact of structural reforms

Macroeconomic stability

Attractive FDI destination

GDP Growth

(‘11-’14 Real Growth + IMF Projections ’15-’16)

4.0

3.8

3.5

3.2

2.1

1.7

2011 2012 2013 2014 2015 P 2016 P

Source: INEGI and IMF

Favorable demand outlook for 2015-2016 (1)

Formal Housing

Self-Construction

Industrial and Commercial

Infrastructure

Housing starts expected to continue growing at a moderate pace after a strong 2014 Expected expansion in private and public credit availability

Stable job creation during the next two years

Job creation YTD February of 193k versus 147k last year Higher remittances, linked to a stronger U.S. economy

Continued growth in manufacturing exports mainly driven by U.S. industrial activity Strong retail sales YTD February up 5% versus last year

Budget for investment in transportation infrastructure above last year’s levels

National infrastructure plan to drive infrastructure growth Healthy backlog of infrastructure projects

1) Cement and ready-mix volumes YTD February 2015 are up 10% YoY

Infrastructure sector expected to start recovering in 2015

Significant ramp up in project biddings in 2H 2014(1)

94% 111%

1H 2014 2H 2014 1H 2014 2H 2014

# of projects Volume (m3)

Expected ready-mix volume to infrastructure projects

24%

13%

7% In bidding process

25% In negotiation

10% About to start

52% In construction

2014 2015

1) Large cement-intensive infrastructure projects

Announced budget cut affects primarily non-cement intensive projects

Budget Cut

Investment in transportation and communications (SCT) [(1)]
(Billion Mexican Pesos)



12
Announced
budget cuts
82
95
+16% growth
Vs. 2014
2014
2015
budget

Main Reductions

Main SCT reductions are not cement intensive:

- MXN4.7B from railway and passenger train projects
- MXN4.0B from streets and highways, mainly asphalt
- MXN1.5B in telecommunications programs

1) Budgetary investment for "Secretaria de Comunicaciones y Transportes". Source: SHCP, CEMEX Estimates

7

New Mexico City airport: A flagship for the current administration

Total investment of MXN 170B

60% government, 40% private

Surface area six times larger than current Mexico City airport

Project to be developed in two phases

2016 – 2020: 3 runways for ~50 M passengers/ year

2020 – 2025: 3 additional runways to reach ~120 M passengers/ year

Small investment in 2015 for auxiliary works: roads, hydraulic works, etc.

CEMEX providing technical collaboration during the design stage

Implemented a new commercial organization to better serve our customers

CUSTOMER SEGMENTS

BUILDING BUILDERS AND INDUSTRIAL INFRASTRUCTURE

MATERIAL CONSTRUCTION PRODUCERS AND GOVERNMENT

RETAILERS COMPANIES

Sales

Force

Customer

Customer

Sales

Force

Opportunity to further increase profitability of the industrial segment

Admixtures

Aggregates 1%

35% Cement +

Aggregates

10%

Cement +

10% Admixtures

Cement +

5% Aggregates +

39%

Cement Admixtures

75% of our industrial producer customers purchase only one product from us

Potential to Maximize Value

One face to the customer for all construction needs

Shift price conversations from products to all-inclusive solutions

Grow share of wallet

Maximize Value Creation Builders Segment

Ready-mix

92%

0.3%

Ready-mix +

8% Rebar

Ready-mix +

.

Cement

92% of our customers in the builders segment category purchase only one product from us

Potential to Maximize Value

Capitalize on cement selling to ready-mix customers

Replicate rebar commercialization efforts of distribution segment

Grow share of wallet

Positive pricing dynamics across our products (1)(2)

2014 Price increases

(Dec ‘14 vs Dec ’13)

9%

6%

3% 3%

Bagged Bulk Ready-Mix Aggregates

cement cement

Implementation of Value before Volume strategy

Recovery of input cost inflation

Short, medium and long term price roadmap for every product

Cement and ready-mix prices in local-currency terms are up 5% and 6%, respectively, YTD February 2015 on a YoY basis

Cement and ready-mix prices in local-currency terms are up 4% and 2%, respectively, from December 2014 to February 2015.

Continue improving operational efficiency

SG&A

SG&A/Sales (1)

-0.3 pp

7.2 6.9

2013 2014

Working Capital

Days

-9.0

45.0

36.0

2013 2014

Distribution Efficency

CEMEX’s freight cost vs. diesel cost

(% increase in 2014)

13.0

3.5

Diesel Freight

increase 2014 increase 2014

1) Like to like basis and excluding distribution expenses, depreciation and amortization

What you should expect from us

Achieve zero for life

Continue implementing our Value before Volume across all our businesses

Continue to expand our customer base and ensure higher degree of cross selling of our products

Capture economic growth momentum

Continue reducing our cost base and working capital requirements